BlackRock Build America Bond Trust
File No. 811-22426
Item No. 77D (Policies with Respect to Security Investments) -- Attachment

On June 12, 2015, the Board of Trustees of BlackRock Build America Bond Trust (“BBN” or the “Trust”) approved a proposal to amend the Trust’s investment policy from “Under normal market conditions, the Trust invests at least 80% of its managed assets in BABs” to “Under normal market conditions, the Trust invests at least 80% of its managed assets in taxable municipal securities, which include BABs” and to change the name of the Trust from “BlackRock Build America Bond Trust” to “BlackRock Taxable Municipal Bond Trust.”  These changes became effective on August 25, 2015.

The Trust continues to maintain its other investment policies, including its ability to invest up to 20% of its managed assets in securities other than taxable municipal securities. Such other securities include tax-exempt securities, U.S. Treasury securities, obligations of the U.S. Government, its agencies and instrumentalities and corporate bonds issued by issuers that have, in the investment adviser’s view, typically been associated with or sold in the municipal market, such as bonds issued by private universities and hospitals, or bonds sold to finance military housing developments.

As used herein, “managed assets” means the total assets of the Trust (including any assets attributable to money borrowed for investment purposes) minus the sum of the Trust’s accrued liabilities (other than money borrowed for investment purposes) and “BABs” means taxable municipal securities known as “Build America Bonds.”

663870.02-BOSSR01A - MSW